SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

AUDIBLE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, Washington 98144-2734

Attention: General Counsel

(206) 266-1000

Copy to:

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 17, 2008

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) AMAZON.COM, INC. 91-1646860
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 23,643,434[1]
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 23,643,434[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,643,434[3]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 90.00%[4]
(14)	Type of Reporting Person CO

[1]

Represents (i) the 23,643,434 shares of common stock, par value $0.01 per share (the “Common Stock”) acquired by AZBC Holdings (as defined below) pursuant to the terms of the Offer (as defined below) including the exercise by AZBC Holdings of the Top-Up Option (as defined below) and (ii) 613,343 shares of Common Stock previously owned by AZBC Holdings.

[2]	See footnote 1.

[3]	See footnote 1.

[4]	The percentage of Common Stock acquired pursuant to the Offer (as defined below) is based on 26,270,482 shares of Common Stock outstanding as of March 17, 2008.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) AZBC HOLDINGS, INC. 20-5399655
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 23,643,434[5]
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 23,643,434[6]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,643,434[7]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 90.00%[8]
(14)	Type of Reporting Person CO

[5]	See footnote 1 to Amazon.com, Inc.

[6]	See footnote 1 to Amazon.com, Inc.

[7]	See footnote 1 to Amazon.com, Inc.

[8]	See footnote 4 to Amazon.com, Inc.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated January 30, 2008, as amended on March 13, 2008 (the “Original Schedule 13D”), and is being filed by Amazon.com, Inc., a Delaware corporation (“Amazon”), and AZBC Holdings, Inc., a Delaware corporation (“AZBC Holdings” and, together with Amazon, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on March 19, 2008 (the Original Schedule 13D, together with the Amendment, the “Schedule 13D”) with respect to the shares of Common Stock of Audible, Inc.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On January 30, 2008, Amazon, AZBC Holdings and Audible, Inc., a Delaware corporation (“Audible”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) AZBC Holdings commenced a tender offer (including the subsequent offering period described in Item 4 below, the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $11.50 per share, net to the seller in cash without interest (the “Offer Price”), and (ii) following the consummation of the Offer, AZBC Holdings would be merged with and into Audible (the “Merger”), with Audible as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock would be converted into the right to receive an amount in cash equal to the Offer Price.

The Offer’s initial offering period expired at 12:00 midnight, New York City time, on March 10, 2008. Upon expiration of the initial offering period, AZBC Holdings accepted all validly tendered shares of Common Stock for payment in accordance with the terms of the Offer. On March 11, 2008, AZBC Holdings commenced a subsequent offering period for all remaining untendered shares of Common Stock, which subsequent offering period expired at 5:00 p.m., New York City time, on Friday, March 14, 2008.

The depositary for the Offer has advised Amazon and AZBC Holdings that, as of the expiration of the subsequent offering period of the Offer, and including shares of Common Stock tendered and accepted during the initial offering period which expired on March 10, 2008, an aggregate of approximately 21,487,967 Shares were validly tendered into the Offer, representing approximately 86.90% of the outstanding shares of Common Stock. Purchaser has accepted for payment all shares of Common Stock that were validly tendered in the Offer. The shares of Common Stock acquired in the Offer, together with shares of Common Stock previously owned by Purchaser, constitute 89.38% of Audible’s outstanding shares of Common Stock.

On March 17, 2008, AZBC Holdings purchased directly from Audible an additional 1,542,124 shares of Common Stock at a price of $11.50 per share, for an aggregate price of $17,734,426, in connection with the exercise of the right (the “Top-Up Option”) granted to AZBC Holdings in the Merger Agreement to purchase from Audible, at a price per share of $11.50, the number of newly issued shares of Common Stock necessary for AZBC Holdings to own one share more than 90.0% of the outstanding shares of Common Stock.

Amazon consummated the Merger on March 18, 2008. The Merger was consummated without a vote or meeting of the stockholders of Audible, in accordance with Delaware law. In the Merger, each share of Common Stock outstanding immediately prior to the effective time (the “Effective Time”) of the Merger (other than any shares of Common Stock held by stockholders who properly perfect appraisal rights under Delaware law and any shares of Common Stock owned by Audible, Amazon, AZBC Holdings, any other wholly owned subsidiary of Amazon or any wholly owned subsidiary of Audible, in each case immediately prior to the Effective Time) were canceled and automatically converted into the right to receive the same $11.50 in cash per share, subject to any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Common Stock ceased to be traded on the NASDAQ Global Market and Audible became a direct wholly owned subsidiary of Amazon.

The Reporting Persons estimate that that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $300 million. Amazon has ensured that AZBC Holdings has sufficient funds to acquire all of the outstanding shares of Common Stock pursuant to the Offer and to fulfill its obligations under the Merger Agreement. The required funds were funded with Amazon’s available cash.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

(a) and (b). The Offer’s initial offering period expired at 12:00 midnight, New York City time, at the end of March 10, 2008. Following the expiration of the initial offering period, AZBC Holdings accepted for payment, and purchased, all of the shares of Common Stock that had been validly tendered into the Offer. On March 11, 2008, Amazon and AZBC Holdings announced that a subsequent offering period for the Offer would commence and expire at 5:00 p.m., New York City time, on March 14, 2008. On March 17, 2008, Amazon and AZBC Holdings announced the expiration of the subsequent offering period and the successful completion of the Offer. During the subsequent offering period, shares of Common Stock were accepted as they were tendered. The same $11.50 per share paid during the initial offering period was paid during the subsequent offering period.

The depositary for the Offer advised Amazon and AZBC Holdings that, as of the expiration date of the subsequent offering period of the Offer, and including shares of Common Stock tendered and accepted during the initial offering period which expired on March 10, 2008, an aggregate of approximately 21,487,967 shares of Common Stock were validly tendered to AZBC Holdings in the Offer. AZBC Holdings has accepted all validly tendered shares of Common Stock for payment in accordance with the terms of the Offer.

On March 17, 2008, AZBC Holdings purchased directly from Audible an additional 1,542,124 shares of Common Stock at a price of $11.50 per share, for an aggregate price of $17,734,426, in connection with the exercise of the Top-Up Option granted in the Merger Agreement. The shares of Common Stock purchased in the Top-Up Option, together with the shares of Common Stock tendered and accepted pursuant to the Offer, represent a total of 23,643,434 shares of Common Stock, or approximately 90.00% of the 26,270,482 shares of Common Stock outstanding as of March 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2008

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Senior Vice President and Secretary

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

AMAZON.COM, INC:

Name	Principal Occupation or Employment

Directors

Jeffrey Bezos	Chairman of the Board, President and Chief Executive Officer of Amazon.com, Inc.

Tom Alberg	Managing Director of Madrona Venture Group, L.L.C. and a principal in Madrona Investment Group, L.L.C.

John Seely Brown	Visiting Scholar and Advisor to the Provost at the University of Southern California and Independent Co-Chairman of Deloitte & Touche USA LLP’s Center for Edge Innovation

John Doerr	General Partner of Kleiner Perkins Caufield & Byers

William Gordon	Executive Vice President and Chief Creative Officer of Electronic Arts, Inc.

Myrtle Potter	Executive Officer of Chapman Properties, Inc.

Thomas Ryder	Former Chairman and Chief Executive Officer of the Reader’s Digest Association, Inc.

Patricia Stonesifer	Chief Executive Officer of the Bill and Melinda Gates Foundation

Executive Officers

Jeffrey Bezos	See information set forth above.

Jeffrey Blackburn	Senior Vice President, Business Development

Sebastian Gunningham	Senior Vice President, Seller Services

Andrew Jassy	Senior Vice President, Web Services

Steven Kessel	Senior Vice President, Worldwide Digital Media

Marc Onetto	Senior Vice President, Worldwide Operations

Diego Piacentini	Senior Vice President, International Retail

Shelley Reynolds	Vice President, Worldwide Controller, and Principal Accounting Officer

Thomas Szkutak	Senior Vice President and Chief Financial Officer

Brian Valentine	Senior Vice President, Ecommerce Platform

Jeff Wilke	Senior Vice President, North America Retail

Michelle Wilson	Senior Vice President, General Counsel and Secretary

AZBC HOLDINGS, INC.

Directors

Jason Bristow	Treasurer of Amazon.com, Inc.

Shelley Reynolds	See information set forth above.

Michelle Wilson	See information set forth above.

Executive Officers

Jeffrey Blackburn	See information set forth above.

Jason Bristow	See information set forth above.

Michael George	Vice President, Digital

Peter Krawiec	Vice President, Corporate Development

Shelley Reynolds	See information set forth above.

Thomas Szkutak	See information set forth above.

Michelle Wilson	See information set forth above.